UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Centennial Entrepreneurs Fund V,  L.P.
   1428 15th Street
   Denver, CO  80202
   USA
2. Issuer Name and Ticker or Trading Symbol
   Crown Castle International Corp.
   TWRS
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   February, 1999
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director (X) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   ( ) Form filed by One Reporting Person
   (X) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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Common Stock               |2/3/99|X   | |600               |A  |$7.50      |115,415            |D(1)  |                           |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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Warrants              |$7.50   |2/3/9|X   | |600        |A  |10/31|10/31|Common Stock|600    |       |0           |D(1|            |
                      |        |9    |    | |           |   |/97  |/07  |            |       |       |            |)  |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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Explanation of Responses:
(1)	Centennial Holdings V, L.P., a Delaware limited partnership ("Holdings V"), is the sole general partner of
the Reporting Person, Centennial Entrepreneurs Fund V, L.P. ("Entrepreneurs").
By virtue of the relationship
described, Holdings V may be deemed to control Entrepreneurs and possess indirect beneficial ownership of the
securities of the Issuer directly beneficially held by Entrepreneurs.  This
Form is also being filed on behalf of
Holdings V as in indirect beneficial owner of securities of the
Issuer.
Steven C. Halstedt, Jeffrey H. Schutz, Adam Goldman, Donald H. Parsons, Jr.,
and David C. Hull, Jr. are the sole
general partners of Holdings V (the "Individual Partners").  By virtue of the relationships described above and their
roles with Entrepreneurs and Holdings V, each of the Individual Partners may be deemed to control Holdings V
and Entreprenuers.  However, none of the Individual Partners, acting alone, has voting or investment power with
respect to the Issuer securities directly beneficially held by Entrepreneurs , and, as a result, each Individual
Partner disclaims beneficial ownership of the Issuer securities directly beneficially owned by Entrepreneurs.
(2)  This form is executed by Jeffrey H. Schutz,  General Partner of Centennial
Holdings V, L.P.,  the sole  General
Partner of Centennial Entrepreneurs Fund V,
L.P.
SIGNATURE OF REPORTING PERSON
Jeffrey H. Schutz, General Partner(2)
DATE
March 8, 1999